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FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-31308

Full title of the plan:
 Tom Brown, Inc. 401(k) Retirement Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 TOM BROWN, INC.
555 SEVENTEENTH STREET, SUITE 1850
DENVER, COLORADO 80202

Total number of pages herein is 13.

The Exhibit Index appears on page 12.

Reference is hereby made to the Financial Statements attached hereto.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

TOM BROWN, INC. 401(k) Retirement Plan

Date: June 27, 2002	By:	/s/ DANIEL G. BLANCHARD Daniel G. Blanchard Executive Vice President, Chief Financial Officer and Treasurer

TOM BROWN, INC.
401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

EIN 95-1949781

TOM BROWN, INC.
401(k) RETIREMENT PLAN

Independent Auditors' Report

The Plan Administrator
Tom Brown, Inc. 401(k) Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the Tom Brown, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits and the statement of changes in net assets available for benefits as of and for the year ended December 31, 2000, were audited by other auditors whose report dated September 10, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado June 14, 2002

TOM BROWN, INC.
401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Assets:
Investments, at fair value:
Cash and cash equivalents	$1,296	749,866
Mutual funds	8,808,487	6,720,446
Tom Brown, Inc. common stock	718,331	1,139,545

	9,528,114	8,609,857
Participant loans	206,493	229,738

Total investments	9,734,607	8,839,595

Receivables:
Employer contributions	95,099	40,836
Participant contributions	61,273	86,884

Total receivables	156,372	127,720

Net assets available for benefits	$9,890,979	8,967,315

See accompanying notes to financial statements.

TOM BROWN, INC.
401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:
Investment income (loss):
Interest and dividends	$190,560	483,034
Net depreciation in fair value of investments, including realized and unrealized gains and losses	(914,959)	(139,651)

Total investment income (loss)	(724,399)	343,383

Contributions:
Employer	851,552	498,130
Participant	1,454,836	1,098,091
Rollovers	213,375	121,099

Total contributions	2,519,763	1,717,320

Total additions	1,795,364	2,060,703
Deductions from net assets attributed to:
Benefits paid to participants	(871,700)	(1,181,451)

Net increase	923,664	879,252
Net assets available for benefits:
Beginning of year	8,967,315	8,088,063

End of year	$9,890,979	8,967,315

See accompanying notes to financial statements.

TOM BROWN, INC.
401(k) RETIREMENT PLAN

Notes to Financial Statements
December 31, 2001 and 2000

(1)    Description of Plan

  The Tom Brown, Inc. KSOP Plan was established effective January 1, 1996, as the result of a merger of the Tom Brown, Inc. Employee Stock Ownership Plan (ESOP) and the Tom Brown, Inc. Profit Sharing 401(k) Plan. Effective January 1, 2000, the plan was amended and restated and the plan's name was changed to the Tom Brown, Inc. 401(k) Retirement Plan (the Plan). The following description of the Plan provides only general information. Participants should refer to the Plan document, as amended and restated, for a more complete description of the Plan's provisions.

        (a)    General

    The Plan is sponsored by Tom Brown, Inc. and adopting affiliates (collectively, the Employer). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ER1SA).

        (b)    Eligibility

    Effective January 1, 2000, employees are eligible to participate in the Plan immediately upon employment. Prior to January 1, 2000, employees were eligible to participate in the Plan on the January 1, April 1, July 1, or October 1 following their completion of 6 months of service, as defined, providing the employee had attained age 21. The Plan specifically excludes employees governed by a collective bargaining agreement and nonresident aliens who receive no earned income within the United States.

        (c)    Trustee and Asset Custodian

    An employee of the Employer serves as trustee and administrator of the Plan and performs certain administrative duties. Such employee does not receive compensation from the Plan. The Vanguard Group and Edward Jones serve as asset custodians for the Plan. During December 2001, the Plan changed its asset custodians from Vanguard Group to Principal Financial Group and Banker's Trust Company N.A. During January 2002, the assets held at Edward Jones were transferred to Banker's Trust Company N.A. and Edward Jones no longer serves as an asset custodian for the Plan.

        (d)    Contributions

    Participants may elect to have a portion of their salaries deferred in whole percentages between 0% and 15% and can contribute to the Plan on a pre-tax basis subject to certain limitations and up to the maximum amount allowable under the Internal Revenue Code ($10,500 in 2001 and 2000).

    For each Plan year the Employer may make a discretionary matching contribution to the Plan. Effective July 1, 2001, the discretionary matching contribution is equal to 100% of the participant's deferral not to exceed a maximum of 7% of the participant's annual compensation for the plan year. Prior to July 1, 2001 and for 2000, the discretionary matching contribution was two-thirds of deferred compensation not to exceed 4% of annual compensation, as defined by the Plan document. The Employer may also make an additional discretionary contribution to the Plan each year. There were no additional discretionary contributions for the 2001 and 2000 Plan years.

        (e)    Participant Accounts

    Each participant's account is credited with the participant's contribution and Employer matching contribution plus an allocation of the Employer's discretionary contribution, if any, and investment earnings and losses. Investment earnings and losses are allocated based on the weighted value of each participant's account balance relative to the weighted value of all participants' account balances at each valuation date.

        (f)    Investment Options

    Participants are permitted to direct the investment of their accounts into various mutual funds offered by the Principal Financial Group (prior to December 2001, the Vanguard Group) and common stock held by Edward Jones and Banker's Trust Company N.A. In addition, participants who formerly had account balances under the ESOP may continue to hold Tom Brown, Inc., common stock or direct the investment of their prior ESOP accounts into their own investment portfolio to reflect their own retirement planning needs and objectives (self-directed funds).

    Beginning December 2001, a participant may direct contributions to any of the following investment options:

    •
    Fidelity Institutional Money Market Government Fund CLI
    •
    Principal Stable Value Fund
    •
    Principal Bond Mortgage Separate Account
    •
    Principal Large Cap Stock Index Separate Account
    •
    Principal LifeTime Strategic Income Separate Account
    •
    Principal LifeTime 2010 Separate Account
    •
    Principal LifeTime 2020 Separate Account
    •
    Principal LifeTime 2030 Separate Account
    •
    Principal LifeTime 2040 Separate Account
    •
    Principal LifeTime 2050 Separate Account
    •
    Principal Real Estate Separate Account
    •
    Russell LifePoints® Consev Strategy (D) Separate Account
    •
    Russell LifePoints® Moderate Strategy (D) Separate Account
    •
    Russell LifePoints® Balanced Strategy (D) Separate Account
    •
    Russell LifePoints® Agg Strategy (D) Separate Account
    •
    Russell LifePoints® Eqty Agg Strategy (D) Separate Account
    •
    Principal Mid-Cap Stock Index Separate Account
    •
    Principal Partners Small-Cap Value Separate Account
    •
    Principal Small-Cap Stock Index Separate Account
    •
    Principal International Small Company Separate Account
    •
    T. Rowe Price Science Technology Fund
    •
    Neuberger Berman Focus Tr Cl Fund
    •
    Vanguard Health Care Fund
    •
    Fidelity Advisor Equity Growth I Fund
    •
    Vanguard Explorer Fund
    •
    American Century Value Inv Fund
    •
    T. Rowe Price Capital Appreciation Fund
    •
    T. Rowe Price New Era Fund
    •
    Putnam International Growth A Fund
    •
    Fidelity Advisor Mid Cap I Fund
    •
    Vanguard Intermediate-Term Treasury Fund
    •
    Tom Brown, Inc. Common Stock

    Prior to December 2001, a participant could direct contributions to any of the following investment options:

    •
    Vanguard Prime Money Market Fund
    •
    Vanguard 500 Index Fund
    •
    Vanguard Asset Allocation Fund
    •
    Vanguard Balanced Index
    •
    Vanguard Energy Fund
    •
    Vanguard Growth and Income Fund
    •
    Vanguard Growth Index Fund
    •
    Vanguard Intermediate Term Treasury Fund
    •
    Vanguard International Growth Fund
    •
    Vanguard LifeStrategy Conservative Growth Fund
    •
    Vanguard LifeStrategy Growth Fund
    •
    Vanguard LifeStrategy Income Fund
    •
    Vanguard LifeStrategy Moderate Growth Fund
    •
    Vanguard Morgan Growth Fund
    •
    Vanguard REIT Index Fund
    •
    Vanguard Small-Cap Index Fund
    •
    Vanguard Total Bond Market Index Fund
    •
    Vanguard Total International Stock Index Fund
    •
    Vanguard U.S. Growth Fund
    •
    Vanguard Wellington Fund
    •
    Vanguard Windsor II Fund

        (g)    Vesting

    Participants are immediately vested in their contributions plus earnings thereon. Effective July 1, 2001, participants vested in their Employer contributions immediately. Prior to July 1, 2001, vesting in Employer contributions was based on the participant's years of continuous service as follows:

Years of service	Vested percentage
Less than 2	0%
2	40
3	60
4	80
5	100

        (h)    Forfeitures

    When certain terminations of participants in the Plan occur, the nonvested portion of the participant's account represents a forfeiture. Forfeitures are used to reduce future Employer contributions. Forfeitures used to reduce Employer contributions in 2001 and 2000 were $71,905 and $0, respectively. As of December 31, 2001 and 2000, unused forfeitures of $0 and $39,942, respectively, were held as Plan assets.

        (i)    Payment of Benefits

    On termination of employment, retirement, death, or disability, participants may request to receive a lump-sum distribution equal to the vested value of their accounts. Participants may also request the distribution of their Tom Brown, Inc. common stock in cash or stock.

        (j)    In-Service Withdrawals and Loans

    An actively employed participant may withdraw from his or her pre-tax contribution account based upon the demonstration of financial hardship. In the event of a hardship withdrawal, the participant is prohibited from making contributions to the Plan for a 12-month period.

    Participants may borrow from their accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, subject to certain restrictions. Participants are allowed only one loan outstanding at any time. All loans are amortized over a period not to exceed five years, except for loans to purchase or construct a primary residence which may be repaid over a longer period. Loans bear interest at a rate commensurate with local prevailing rates. The interest rate on loans outstanding range from 8.5% to 11.5% at December 31, 2001 and 2000.

(2)    Summary of Significant Accounting Policies

        (a)    Basis of Accounting

    The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ significantly from those estimates.

        (b)    Valuation of Investments and Income Recognition

    Investments in mutual funds and common stocks are valued at fair value based on quoted market prices. Cash and cash equivalents and participant loans are stated at cost which approximates fair value.

    Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

        (c)    Payment of Benefits

    Benefits to participants are recorded when paid.

        (d)    Administrative Expenses

    Administrative expenses of the Plan were paid by the Employer for the 2001 and 2000 Plan year, respectively.

(3)    Investments

  The fair values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000, are as follows:

	2001	2000
Cash and cash equivalents:
Vanguard Prime Money Market Fund	$—	697,929
Mutual funds:
Principal Stable Value Fund	1,028,381	—
Principal Large Cap Stock Index Separate Account	2,590,232	—
Neuberger Berman Focus Tr Cl Fund	785,499	—
Fidelity Advisor Equity Growth I Fund	1,231,041	—
Putnam International Growth A Fund	583,633	—
Vanguard 500 Index Fund	—	1,472,996
Vanguard Balanced Index	—	449,188
Vanguard Growth and Income Fund	—	1,263,930
Vanguard International Growth Fund	—	598,247
Vanguard Morgan Growth Fund	—	551,297
Vanguard Windsor II Fund	—	679,555
Common stock:
Tom Brown, Inc.	718,331	906,462

    The Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2001	2000
Mutual funds	$(728,585)	(834,119)
Common stocks	(186,374)	694,468

	$(914,959)	(139,651)

(4)    Plan Termination

  Although it has not expressed any intent to do so, the Employer has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(5)    Federal Income Taxes

  The Plan obtained its latest determination letter on March 19, 2002, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code).

(6)    Related Party Transactions

  Certain Plan investments represent shares of money market funds and mutual funds offered by the asset custodians of the Plan (see note 1c). As such, these qualify as party-in-interest transactions.

  The Plan also holds Tom Brown, Inc. common stock. As Tom Brown, Inc. is the Employer, these transactions also qualify as party-in-interest transactions.

(7)    Risks and Uncertainties

  The Plan provides for various investments in cash and cash equivalents, mutual funds, and common stock. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

TOM BROWN, INC.
401(k) RETIREMENT PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issue, borrower, lessor, or similar party	Description of investment	Fair value
	Cash and cash equivalents
Banker's Trust Company N.A.	* Fidelity Institutional Money Market Government Fund CLI	$1,296
	Mutual funds:
Principal Financial Group	* Principal Stable Value Fund	1,028,381
	* Principal Bond Mortgage Separate Account	267,037
	* Principal Large Cap Stock Index Separate Account	2,590,232
	* Principal LifeTime Strategic Income Separate Account	1,599
	* Principal LifeTime 2010 Separate Account	1,979
	* Principal LifeTime 2020 Separate Account	6,839
	* Principal LifeTime 2030 Separate Account	4,604
	* Principal LifeTime 2040 Separate Account	1,215
	* Principal LifeTime 2050 Separate Account	1,797
	* Principal Real Estate Separate Account	33,418
	* Russell LifePoints® Consev Strategy (D) Separate Account	41,767
	* Russell LifePoints® Moderate Strategy (D) Separate Account	69,082
	* Russell LifePoints® Balanced Strategy (D) Separate Account	450,251
	* Russell LifePoints® Agg Strategy (D) Separate Account	70,907
	* Russell LifePoints® Eqty Agg Strategy (D) Separate Account	2,214
	* Principal Mid-Cap Stock Index Separate Account	11,000
	* Principal Partners Small-Cap Value Separate Account	3,221
	* Principal Small-Cap Stock Index Separate Account	379,376
	* Principal International Small Company Separate Account	6,007
	* T. Rowe Price Science Technology Fund	1,459
	* Neuberger Berman Focus Tr Cl Fund	785,499
	* Vanguard Health Care Fund	128,015
	* Fidelity Advisor Equity Growth I Fund	1,231,041
	* Vanguard Explorer Fund	46,023
	* American Century Value Inv Fund	50,185
	* T. Rowe Price Capital Appreciation Fund	302,380
	* T. Rowe Price New Era Fund	236,783
	* Putnam International Growth A Fund	583,633
	* Fidelity Advisor Mid Cap I Fund	73,410
	* Vanguard Intermediate-Term Treasury Fund	399,133

	Total mutual funds	8,808,487

	Common stocks:
Edward Jones	* Tom Brown, Inc. Common Stock	701,990
Banker's Trust Company N.A.	* Tom Brown, Inc. Common Stock	16,341

	Total common stocks	718,331
	Participants loans (interest rates ranging from 8.5% to 11.5%), various maturity dates	206,493

	Total investments	$9,734,607

* Represents a party-in-interest.

See accompanying independent auditors' report.

Exhibit Index

Exhibit Number	Document	Sequential Page Number
23	Consent of KPMG LLP	13

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SIGNATURES
Table of Contents
Independent Auditors' Report
TOM BROWN, INC. 401(k) RETIREMENT PLAN Statements of Net Assets Available for Benefits December 31, 2001 and 2000
TOM BROWN, INC. 401(k) RETIREMENT PLAN Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2001 and 2000
TOM BROWN, INC. 401(k) RETIREMENT PLAN Notes to Financial Statements December 31, 2001 and 2000
TOM BROWN, INC. 401(k) RETIREMENT PLAN Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2001
Exhibit Index